
10012323


SEC MAIL PROCESSING
RECEIVED
JUL - 6 2010
WASH, D.C.
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number ~~0-33207~~ 33-81584

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vodafone US Retirement Plan
(hereinafter referred to as "Plan")

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Vodafone Group PLC (ADRs)
999 18th Street, Suite 1750
Denver, CO 80202

Vodafone US Retirement Plan

(Formerly Vodafone Americas Inc. Retirement Plan)

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of and for the Year Ended December 31, 2009, and Report of Independent Registered Public Accounting Firm

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: 1 303 292 5400
Fax: 1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Trustees of
Vodafone US Retirement Plan
(Formerly Vodafone Americas Inc. Retirement Plan):

We have audited the accompanying statements of net assets available for benefits of the Vodafone US Retirement Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents as of and for the year ended December 31, 2009, is presented for the purpose of additional analysis and are not a required part of the basic 2009 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2010

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Investments at fair value:		
Participant-directed investments	$ 104,474,771	$ 102,004,189
Participant loans	116,370	80,508
Total investments	104,591,141	102,084,697
Receivables:		
Employer contributions	137,665	128,052
Participant contributions	19,447	13,712
Common stock dividend receivable	406,795	373,148
Other dividend receivable	-	38,375
Total receivables	563,907	553,287
NET ASSETS AVAILABLE FOR BENEFITS — At fair value	105,155,048	102,637,984
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(94,479)	764,469
NET ASSETS AVAILABLE FOR BENEFITS	$ 105,060,569	$ 103,402,453

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTRIBUTIONS:	
Employer	$ 1,518,905
Participant	1,042,189
Rollovers	436,887
Total contributions	2,997,981
INVESTMENT INCOME:	
Net appreciation in fair value of investments	19,807,556
Dividends and interest income	1,775,684
Participant loan interest	4,878
Total investment income	21,588,118
DEDUCTIONS:	
Benefits paid to participants	22,919,023
Investment management fees	8,960
Total deductions	22,927,983
INCREASE IN NET ASSETS	1,658,116
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	103,402,453
End of year	$ 105,060,569

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Vodafone US Retirement Plan (the "Plan"), (formerly Vodafone Americas Inc. Retirement Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — Effective April 1, 1994, AirTouch Communications, Inc. ("AirTouch") adopted the AirTouch Communications Retirement Plan. As a result of the merger of AirTouch and Vodafone Group Plc in 1999, AirTouch became a subsidiary of Vodafone Group Plc and later changed its name to Vodafone Americas Inc. ("Vodafone" or the "Company"), at which point the Plan was named the Vodafone Americas Inc. Retirement Plan. Effective January 1, 2007, Vodafone amended its plan to adopt the Schwab prototype 401(k) plan, and changed the name of the Plan to the Vodafone US Retirement Plan.

The Plan is a defined contribution plan covering eligible employees of the Company and the employees of US-based Vodafone affiliates of the Company participating in the Plan ("Participating Entity"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investments in Vodafone Group Plc American Depository Receipts are held through ownership in the Vodafone Group Plc Stock Fund.

Charles Schwab Retirement Plan Services is the recordkeeper of the Plan and manages participant accounts. Charles Schwab Trust Company (CSTC) is the trustee of the Plan and manages Plan assets.

Effective May 1, 2008, the Plan was amended as follows:

The California branch of Vodafone Asia Pacific Limited (VAPL), a participating entity of the Plan, transferred all of its assets, liabilities, enterprises, and employees to Vodafone Global Enterprise Inc. (VGEI). As a consequence of that enterprise transfer, the Plan was amended to terminate VAPL's participation and designate VGEI as a participating entity in the Plan.

Effective May 15, 2008, the Plan was amended to permit participants to direct all employee and employer contributions and deferrals to the Personal Choice Retirement Account brokerage window.

Eligibility — An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three full consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement, (b) employed by a US-based Vodafone affiliate of the Company that does not participate, (c) not on the payroll of any Vodafone US entity, (d) leased employees, or (e) nonresident aliens.

Salary Deferrals and Employee Contributions — New employees (after they meet the eligibility requirements) are automatically enrolled in the Plan at a 6% of base salary pre-tax contribution level, unless they elect otherwise prior to becoming eligible to participate in the Plan (participants may also adjust their contribution rate after enrolling). During 2009, the 6% pre-tax deduction was invested in the Schwab Managed Retirement Target Date Fund, based on the participant's expected retirement date, if the participant did not affirmatively elect another investment fund(s).

A participant may elect to contribute to the Plan in the amount of any whole percentage up to 100% of eligible compensation, subject to applicable Internal Revenue Code (IRC) limits. Contributions may be designated as pre-tax deductions ("Salary Deferrals") up to the pre-tax contribution maximum permitted by law, or as after-tax deductions. Salary deferrals were limited to $16,500 in 2009. This maximum allowable pre-tax limit is subject to annual revision for cost-of-living increases as reflected in IRC Section 402(g).

Effective March 1, 2002, the Plan was amended to permit catch-up contributions. The Economic Growth Tax Relief and Reconciliation Act feature allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute additional amounts in pre-tax dollars to their accounts ($5,500 in 2009, amount to be indexed annually) above the maximum allowable pre-tax limit. Certain restrictions also apply.

Participating Entity Contributions — There are three types of contributions:

Basic Contributions — Basic employer contributions are purely discretionary and were 5% of eligible compensation for the Plan year ended December 31, 2009.

Matching Contributions — Each participant receives matching contributions of 100% for up to 6% of his or her salary deferrals. A year-end true-up contribution is made to ensure that all eligible participants receive the entire 6% employer matching contribution, subject to active employment status on the last day of the Plan year.

Variable Contributions — If a Participating Entity elects to make a variable contribution for a Plan year, each participant who was employed at the end of the Plan year or who has died, attained retirement status, or incurred a disability during such year will receive a variable contribution based on corporate performance criteria as determined by the Vodafone Group Plc Remuneration Committee. Retirement status means attaining age 55 if age and years of service equal or are greater than 75 years, or attaining age 62 with at least 5 years of service. Variable contributions made during the year ended December 31, 2009, were $87,536.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's basic and matching contributions, and allocations of Company discretionary variable contributions and Plan earnings, and charged with withdrawals and losses in the funds in which a participant invests. Other than the Company discretionary variable contribution, allocations are based on participant earnings or account balances, as defined. The Company discretionary variable contribution is a percentage of a participant's 401(a)(17) earnings, which changes annually depending on corporate performance during the fiscal year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Contributions are remitted to CSTC, as trustee, for investment under the Plan. A participant may direct the investment of his or her account balance, including unvested matching contributions, in increments of 1%, in one of the Plan's investment options. A participant may, on a daily basis, change investment directions for future deductions and allocations of employee and employer contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in 1% increments between investment options.

Vesting — Employee contributions and the first 4% of Employer matching contributions are always fully vested.

Basic contributions, the last 2% of matching contributions, and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, involuntary termination under the terms of the Company severance plan, or partial or full Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Employer contributions which are not yet vested are forfeited one year after termination of employment.

If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited one year after termination of employment. Forfeitures arising from Company and/or Participating Entity contributions are applied in the following order:

- Administrative expenses of the Plan
- To restore forfeitures for reinstated employees
- To restore allocations for participants improperly excluded from such allocations
- To reduce future Company and/or Participating Entity contributions.

Restoration of Forfeited Amounts — Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other account forfeitures.

Participant Loans — Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of the participant's vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. The Plan allows for no more than two loans of any type.

Payment of Benefits — Upon a participant's retirement, death, disability, or termination of employment, the participant's account will be available for distribution as soon as reasonably practical following the cessation of service date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their vested account balances as of the date they attain age 59-1/2. Any amounts subsequently credited to their account shall be available after each such contribution to the extent it is fully vested. Benefits are recorded when paid.

Distributions Upon Termination of Employment — Effective for elections made on or after January 1, 2007, if a participant terminates employment after he or she is fully vested, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

Forms of Distribution — A participant's vested account balance will be distributed in the form of a single lump sum in cash.

Acceptance of Tax-Free Rollovers — Eligible participants may roll over the taxable portion of an eligible rollover distribution from another tax-qualified plan or Individual Retirement Account by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested accounts totaled $52,858 and $13,830, respectively. During the year ended December 31, 2009, employer contributions were reduced by $13,830 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a common stock fund, a brokerage account, common/collective trust funds and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investment in the Company stock fund is stated at fair value, which has been determined by CSTS and based on the underlying investments within the fund. The Company stock fund is a unitized fund specific to the Plan. The Company stock fund is made up of Vodafone Group PLC common stock and a money market fund. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances, which approximate fair value.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, as provided in the Plan document.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, *Subsequent Events*) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 was effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, *Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* (ASU 2009-1), which amended ASC Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall*. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU

No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

	Fair Value Measurements at December 31, 2009, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Vodafone Group Plc Stock Fund	$ -	$ 19,417,158	$ -	$ 19,417,158
Mutual Funds:				
US equity funds	32,651,098			32,651,098
International equity funds	11,093,749			11,093,749
Asset allocation funds	12,671,284			12,671,284
Bond funds	8,408,360			8,408,360
Total mutual funds	64,824,491	-	-	64,824,491
Common/Collective Trust Funds:				-
US equity funds		2,613,148		2,613,148
Target retirement funds		2,863,049		2,863,049
Fixed income funds		13,787,088		13,787,088
Total common/collective trust funds	-	19,263,285	-	19,263,285
Self Directed Brokerage Account: (a)				-
Common stocks	175,706			175,706
Mutual funds	286,047			286,047
Cash and cash equivalents	219,106			219,106
US governmental securities	168,420			168,420
Unit investment trusts		120,558		120,558
Total self directed brokerage account	849,279	120,558	-	969,837
Participant Loans	-	116,370	-	116,370
Total	$ 65,673,770	$ 38,917,371	$ -	$ 104,591,141

(a) The brokerage account is invested in a variety of categories of common stock, mutual funds and other investments as directed by participants.

	Fair Value Measurements at December 31, 2008, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Vodafone Group Plc Stock Fund	$ -	$ 20,392,710	$ -	$ 20,392,710
Mutual Funds	61,629,126			61,629,126
Stable Value Fund		16,511,213		16,511,213
Common/Collective Trust Funds		3,723,941		3,723,941
Self-Directed Brokerage Account		884,815		884,815
Participant Loans		80,508		80,508
Total	$ 61,629,126	$ 41,593,187	$ -	$103,222,313

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. STABLE VALUE FUND

The stable value fund (the "Fund") is a collective trust fund sponsored by CSTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

- A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
- Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
- Any transfer of assets from the Fund directly into a competing investment option
- The establishment of a defined contribution plan that competes with the Plan for employee contributions
- Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into "wrapper" contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

- Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

- Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
Common stock — Vodafone Group Plc Stock Fund	$19,417,158	$20,392,710
Common/collective trusts — Schwab Stable Value Select Fund at Contract Value	13,692,609	16,511,213
Mutual funds:		
Schwab S&P 500 Index Select Fund	14,540,820	13,742,564
Europacific Growth Fund	11,093,749	9,795,085
Schwab Market Track Growth Fund	7,184,254	6,788,236
Growth Fund of America	11,521,510	10,898,236
Pimco Total Return — Admin Class	8,408,360	8,346,692

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$ 3,079,977
Common/collective trusts	1,579,731
Mutual funds	14,918,317
Personal Choice Retirement Account (PCRA)	229,531
	$ 19,807,556

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts and mutual funds managed by CSTC. CSTC is the trustee as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 7,211,036 and 8,828,013 shares, respectively, of common stock of Vodafone Group Plc, the sponsoring employer, with a cost basis of $11,974,326 and $14,938,737, respectively. During the year ended December 31, 2009, the Plan recorded dividend income of $406,795.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Effective January 1, 2007, the Company relocated its headquarters from Walnut Creek, California, to Denver, Colorado. As a result, the Company had a reduction in force throughout 2007. In aggregate the terminations represented a partial termination of the Plan. As a result of this partial termination, the participants affected by the termination became 100% vested in their accounts as of the date on which the employees were terminated if they were not already vested pursuant to the three-year vesting rule set forth in the Plan.

8. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by CSTC. CSTC received an opinion letter from the Internal Revenue Service (IRS), dated May 23, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS.

During the Plan year, the Plan had certain operational issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan's sponsor will take the necessary corrective action in accordance with the acceptable correction method of the Employee Plans Compliance Resolution System. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009, is as follows:

Net assets available for benefits per the financial statements	$ 105,060,569
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2009	94,479
Forfeiture balance - December 31, 2009	(52,858)
Total net assets per the Form 5500	$ 105,102,190

Increase in net assets per the financial statements:	$ 1,658,116
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2009	94,479
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2008	764,469
Forfeiture balance - December 31, 2009	(52,858)
Net income per Form 5500	$ 2,464,206

10. NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan's investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009				
Investment	**Fair Value ***	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
US equity funds (a)	$ 2,613,148	None	Daily	None	None
Target retirement funds (b)	2,863,049	None	Daily	None	None
Fixed income funds (c)	13,787,088	None	Daily	None	None
Vodafone Group Plc Stock Fund (d)	19,417,158	None	Daily	None	None
Total	$ 38,680,443				

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) Equity index fund strategies seek long-term growth of principal and income by investing primarily in a diversified portfolio of common stocks of large capitalization companies.

(b) The target retirement funds seek to provide a total return for investors at or near retirement. The funds are diversified across several asset classes and are designed to provide an investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon.

(c) The fixed income fund seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for benefit payments and withdrawals. The fund invests primarily in investment contracts issued by insurance companies, banks and other financial institutions, and other instruments.

(d) The Vodafone Group Plc Stock Fund is made up of Vodafone Group PLC common stock and a money market fund. The investment objective of this fund is to allow participants to share in the potential growth of the Company. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value.

11. SUBSEQUENT EVENTS

Effective January 4, 2010, the Plan changed its trustee and record keeper from Charles Schwab Trust Company and Charles Schwab Retirement Plan Services, respectively, to Prudential Bank and Trust, FSB and Prudential Retirement Services, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value **
*	Schwab Institutional Large Cap Value Fund	Common/collective trust	$ 2,613,148
*	Schwab Stable Value Select Fund	Common/collective trust	13,787,088
*	Schwab Managed Retirement 2010 Fund	Common/collective trust	392,542
*	Schwab Managed Retirement 2015 Fund	Common/collective trust	183,878
*	Schwab Managed Retirement 2020 Fund	Common/collective trust	647,777
*	Schwab Managed Retirement 2025 Fund	Common/collective trust	591,327
*	Schwab Managed Retirement 2030 Fund	Common/collective trust	252,706
*	Schwab Managed Retirement 2035 Fund	Common/collective trust	385,437
*	Schwab Managed Retirement 2040 Fund	Common/collective trust	144,997
*	Schwab Managed Retirement 2045 Fund	Common/collective trust	182,916
*	Schwab Managed Retirement 2050 Fund	Common/collective trust	75,472
*	Schwab Managed Retirement Inc.	Common/collective trust	5,997
	Europacific Growth Fund	Mutual fund	11,093,749
	Oppenheimer Main St Small Cap Fund	Mutual fund	1,592,125
	Pimco Total Return - Admin Class Fund	Mutual fund	8,408,360
*	Schwab Market Track Balanced Fund	Mutual fund	4,363,137
*	Schwab Market Track Conservative Fund	Mutual fund	1,123,893
*	Schwab Market Track Growth Fund	Mutual fund	7,184,254
*	Schwab S&P 500 Index Select Fund	Mutual fund	14,540,820
*	Schwab Small Cap Index Fund	Mutual fund	4,084,149
	Columbia Mid Cap Value Z Fund	Mutual fund	148,664
	Growth Fund of America	Mutual fund	11,521,510
	Morgan Stanley Institutional Midcap Growth Fund	Mutual fund	763,830
*	Vodafone Group Plc Stock Fund	Common stock	19,417,158
*	Personal Choice Retirement Account	Self-directed brokerage account	969,837
*	Loan Fund	Participant loans (maturing through 2018 at interest rates of 5% to 9.25%)	116,370
			$ 104,591,141

* Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Vodafone US Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Chris Ewing, Chief Financial Officer
June 29, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-81825 of Vodafone Airtouch Public Limited Company on Form S-8 of our report dated June 25, 2010, relating to the financial statements and financial statement schedule of Vodafone US Retirement Plan (formerly Vodafone Americas Inc. Retirement Plan) appearing in this Annual Report on Form 11-K of the Vodafone US Retirement Plan for the year ended December 31, 2009.

Deloitte & Touche LLP

June 25, 2010